EXHIBIT 99.1

Ophir Energy plc appoints Golar as Midstream Partner for Fortuna FLNG Project in Equatorial Guinea

HAMILTON, Bermuda, May 5, 2015 (GLOBE NEWSWIRE) -- Golar LNG ("Golar") announced today that it has signed a binding Heads of Terms with Ophir Energy Plc ("Ophir") for the provision of the GoFLNG vessel Gimi. The Heads of Terms has been approved by Ophir's Equatorial Guinea, Block-R upstream partner GEPetrol, and will be formally ratified by GEPetrol next week. The agreement will be structured as a 20-year tolling contract, commencing commercial operations in the first half of 2019. Block R's 2.5 tcf of high purity 2P gas resources, situated in an area of benign sea states, are ideally suited for the application of Golar's GoFLNG technology.

GoFLNG offers a technically and commercially robust approach to developing Block R reserves, with a competitive tariff directly comparable to the USA Gulf of Mexico brown field LNG projects currently under construction. Ophir and GEPetrol's selection of Golar to provide the Gimi, is further evidence of the technical and commercial competitiveness of GoFLNG, and the attractions of a short lead-time and lower risk implementation.

Golar with its partners Keppel Shipyard and Black and Veatch committed to the Gimi FLNG conversion in December 2014. Gimi will benefit from utilising the same configuration of utilities and liquefaction facilities as its sister ship Hilli, with variations to accommodate production direct from the deep-water reservoir.

At full production the vessel will have a contracted capacity of 2.2 mtpa of LNG, to be marketed by Ophir and GEPetrol. The project is expected to deliver an EBITDA for Golar in the first full year of operation in the region of $350M. The additional earnings associated with the vessel variations to accommodate deep water production have not been included in this estimate as the contracting strategy for this additional scope has not been finalised. Gimi will be Golar's second GoFLNG vessel following Hilli, which is scheduled to commence commercial operations in Cameroon during the first half of 2017.

The integrated Ophir/GEPetrol/Golar project is expected to take FID during the first half of 2016 following completion of the upstream FEED study.  The short lead-time between signing of the Heads of Terms, and the scheduled commencement of commercial operations once again demonstrates the unprecedented pace possible for GoFLNG projects.

Golar's CEO Gary Smith commented "Golar is delighted to have secured a contract for our second GoFLNG vessel. This commitment with Ophir and GEPetrol to employ a GoFLNG vessel in Equatorial Guinea represents a further step in the implementation of Golar's strategy to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers. Our new approach to developing LNG projects is stimulating significant interest today. Accordingly, Golar has now, based on its framework agreement with Keppel Shipyard, commenced negotiations for the company's third GoFLNG vessel".

Nick Cooper, Ophir's CEO commented "Finalising our midstream partner is a significant step forward for the Fortuna FLNG project. This agreement accelerates first gas date and reduces costs along the value chain. The project has been refined to allow the option to deliver LNG at attractive returns into both Pacific Basin and Atlantic Basin LNG customers. The agreement completes the value chain economics and allows Ophir to confidently plan for first gas, and c. 67,000 boepd of production in 1H 2019.

At a time when many other greenfield LNG projects are decelerating, Ophir has elected to accelerate the Fortuna FLNG Project to secure what it believes will be a better market opportunity at first gas and to lock in anticipated reduced upstream development costs.  We will now move immediately into the upstream and midstream FEED with a view to reaching FID by mid-2016.

We are pleased to have secured Golar as a partner; the firm is a leading provider of FLNG solutions and the flexible and competitive commercial terms we have agreed will ensure that the final investment decision can be taken at current LNG prices. Ophir sees many parallels with the oil-equivalent emergence of leased-FPSO's ca. 25 years ago. This development of re-fitting vessels and leasing them to independent E&P companies both unlocked a series of oil fields and also provided competitive advantage to those early adopters of the technology. Ophir believes that the same is now about to happen for FLNG."

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

May 5, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan